BAKER & McKENZIE
貝克・麥堅時律師事務所

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com



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Washington, DC

2 March 2005

Our ref: 32073984-130435
By Hand

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Division of Corporation Finance
- International Mail stop 3-2

SUPPL

HUADIAN 12g3-2(b)
File No. 82-4932

Ladies and Gentlemen,

Re: Huadian Power International Corporation Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our letter dated February 8, 2005, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2446 or by facsimile at 011-852-2842-0516.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

p.p. Michelle Li

Allen Shyu / Michelle Li

Encl.

dlw 3/14

Annex 1

A List of Documents Made Public in connection with the Listing since last submission of February 8, 2005

1. Announcement released on February 22, 2005

B45

THE STANDARD 22 FEB 2005



華電國際電力股份有限公司
Huadian Power International Corporation Limited *

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China (the "PRC"))

(Stock code: 1071)

ANNOUNCEMENT

This announcement is issued in compliance with Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The board of the directors of 華電國際電力股份有限公司 Huadian Power International Corporation Limited* (the "**Company**") is pleased to announce that the first 330MW generating unit of 寧夏英力特中寧發電有限公司 Ningxia Yinglite Zhongning Power Company Limited*, in which the Company has a 50% equity interest, has completed a 168-hour trial as required by the PRC State. The generating unit meets the relevant required standard prescribed by the PRC State, and has started commercial operation since late January 2005.

As at the date of this announcement, the Company and its subsidiaries (the "**Group**") operate a total of ten power plants. The total installed capacity managed by the Group is 8,965MW, and its total interested installed capacity is 7,562.5MW.

By order of the board of the directors of
HUADIAN POWER INTERNATIONAL CORPORATION LIMITED
He Gong
Chairman

The Company's directors, as at the date of this announcement, are:

He Gong *(Chairman)*
Da Hongxing *(Executive Director)*
Zhu Chongli *(Non-executive Director)*
Chen Jianhua *(Executive Director)*
Tian Peiting *(Executive Director)*
Peng Xingyu *(Non-executive Director)*
Zhang Bingju *(Non-executive Director)*
Wang Yingli *(Non-executive Director)*
Ding Huiping *(Independent non-executive Director)*
Zhao Jinghua *(Independent non-executive Director)*
Hu Yuanmu *(Independent non-executive Director)*
Wang Chuanshun *(Independent non-executive Director)*

Shandong, the PRC
21st February, 2005

* *for identification only*

BAKER & McKENZIE

貝克・麥堅時律師事務所

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道 10 號
和記大廈 14 樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com



2 March 2005

Our ref: 32073984-130435

By Hand

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Division of Corporation Finance
- International Mail stop 3-2

HUADIAN 12g3-2(b)
File No. 82-4932

Ladies and Gentlemen,

Re: Huadian Power International Corporation Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our letter dated February 8, 2005, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2446 or by facsimile at 011-852-2842-0516.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

p.p. Michelle Li

Allen Shyu / Michelle Li

Encl.

Annex 1

A List of Documents Made Public
in connection with the Listing since last submission of February 8, 2005

1. Announcement released on February 22, 2005

THE STANDARD 22 FEB 2005

B45



華電國際電力股份有限公司
Huadian Power International Corporation Limited *

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China (the "PRC"))

(Stock code: 1071)

ANNOUNCEMENT

This announcement is issued in compliance with Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The board of the directors of 華電國際電力股份有限公司 Huadian Power International Corporation Limited* (the "**Company**") is pleased to announce that the first 330MW generating unit of 寧夏英力特中寧發電有限公司 Ningxia Yinglite Zhongning Power Company Limited*, in which the Company has a 50% equity interest, has completed a 168-hour trial as required by the PRC State. The generating unit meets the relevant required standard prescribed by the PRC State, and has started commercial operation since late January 2005.

As at the date of this announcement, the Company and its subsidiaries (the "**Group**") operate a total of ten power plants. The total installed capacity managed by the Group is 8,965MW, and its total interested installed capacity is 7,562.5MW.

By order of the board of the directors of
HUADIAN POWER INTERNATIONAL CORPORATION LIMITED
He Gong
Chairman

The Company's directors, as at the date of this announcement, are:

He Gong *(Chairman)*
Da Hongxing *(Executive Director)*
Zhu Chongli *(Non-executive Director)*
Chen Jianhua *(Executive Director)*
Tian Peiting *(Executive Director)*
Peng Xingyu *(Non-executive Director)*
Zhang Bingju *(Non-executive Director)*
Wang Yingli *(Non-executive Director)*
Ding Huiping *(Independent non-executive Director)*
Zhao Jinghua *(Independent non-executive Director)*
Hu Yuanmu *(Independent non-executive Director)*
Wang Chuanshun *(Independent non-executive Director)*

Shandong, the PRC
21st February, 2005

* *for identification only*

BAKER & McKENZIE
貝克・麥堅時律師事務所

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

2 March 2005

Our ref: 32073984-130435
By Hand

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Division of Corporation Finance
- International Mail stop 3-2

HUADIAN 12g3-2(b)
File No. 82-4932

Ladies and Gentlemen,

Re: Huadian Power International Corporation Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our letter dated February 8, 2005, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2446 or by facsimile at 011-852-2842-0516.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

p.p. Michelle Li

Allen Shyu / Michelle Li

Encl.

Annex 1

A List of Documents Made Public
in connection with the Listing since last submission of February 8, 2005

1. Announcement released on February 22, 2005

THE STANDARD 22 FEB 2005

B45



華電國際電力股份有限公司
Huadian Power International Corporation Limited *

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China (the "PRC"))

(Stock code: 1071)

ANNOUNCEMENT

This announcement is issued in compliance with Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The board of the directors of 華電國際電力股份有限公司 Huadian Power International Corporation Limited* (the "**Company**") is pleased to announce that the first 330MW generating unit of 寧夏英力特中寧發電有限公司 Ningxia Yinglite Zhongning Power Company Limited*, in which the Company has a 50% equity interest, has completed a 168-hour trial as required by the PRC State. The generating unit meets the relevant required standard prescribed by the PRC State, and has started commercial operation since late January 2005.

As at the date of this announcement, the Company and its subsidiaries (the "**Group**") operate a total of ten power plants. The total installed capacity managed by the Group is 8,965MW, and its total interested installed capacity is 7,562.5MW.

By order of the board of the directors of
HUADIAN POWER INTERNATIONAL CORPORATION LIMITED
He Gong
Chairman

The Company's directors, as at the date of this announcement, are:

He Gong *(Chairman)*
Da Hongxing *(Executive Director)*
Zhu Chongli *(Non-executive Director)*
Chen Jianhua *(Executive Director)*
Tian Peiting *(Executive Director)*
Peng Xingyu *(Non-executive Director)*
Zhang Bingju *(Non-executive Director)*
Wang Yingli *(Non-executive Director)*
Ding Huiping *(Independent non-executive Director)*
Zhao Jinghua *(Independent non-executive Director)*
Hu Yuanmu *(Independent non-executive Director)*
Wang Chuanshun *(Independent non-executive Director)*

Shandong, the PRC
21st February, 2005

* *for identification only*